SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, June 2006

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007.

Changes to KT Corporation’s Holdings in KTF

We hereby inform you that KT Corporation (NYSE symbol: KTC) has completed acquisition of additional shares of KTF as follows:

Reporting Date		Number of shares held by KT Corporation[1]
		Description	Number of shares	Ratio (%)
		Common shares	114,683,490	56.88
Previous reporting date	May 12, 2006	Preferred	—	—

		Total	114,683,490	56.88

		Common shares	116,962,405	58.01
Current reporting date	June 27, 2006	Preferred	—	—

		Total	116,962,405	58.01

	Acquired shares	Common shares	2,278,915	1.13
		Preferred	—	—

		Total	2,278,915	1.13

[1]	The number of shares held by KT Corporation includes 20,176,309 shares held by NTT DoCoMo, Inc., our strategic alliance partner and other related parties. The number of shares is on a diluted basis after assuming exercising of all outstanding stock options.

Completion of Repurchase of Common Shares for Retirement

We hereby inform you that KT Corporation has completed its repurchase of common shares for retirement:

1.	Purpose of share repurchase: share retirement.

2.	Number of shares repurchased: 5,222,000 common shares.

3.	Total value of shares repurchased: Won 213,514,820,000.

4.	Average price of repurchased shares: Won 40,888 per share.

5.	Period of share repurchase: April 3, 2006 to June 26, 2006.

6.	Proposed action plan: Purchased shares will be retired on July 3, 2006.

Notice of Investor Relations

1. Details of meeting	Date	June 29, 2006
	Place	Hong Kong

	2. Target Participants	Institutional Investor

	3. Purpose of IR	Overseas NDR

	4. Method of IR	One-on-one Meeting

	5. Sponsoring institutions	Merrill Lynch Securities

	6. Key topics to be presented	2006 1st quarter results and business plan

	7. Others	period : 2006.06.29 ~ 2006.06.30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 28, 2006

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director